Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

For the nine months ended September 30, 2009

Pretax loss from continuing operations before adjustment for
noncontrolling interests or income loss from equity investees (1)	$(75,286,270)

Add:
Interest on indebtedness (excluding capitalized interest)	151,231,289
Amortization of debt related expenses	6,356,110
Portion of rents representative of the
interest factor	5,669,339
87,970,468

Distributed income from equity investees	90,265,102

Pretax earnings from continuing operations, as adjusted	$178,235,570

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$167,859,493
Preferred dividend factor	36,780,664
Amortization of debt related expenses	3,653,334
Portion of rents representative of the
interest factor	5,669,339

Combined fixed charges and preferred stock dividends	$213,962,830

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.83

(1)

Pretax loss from continuing operations before adjustment for noncontrolling interests or income loss from equity investees includes impairment charges of approximately $178.5 million that are discussed in our Quarterly Report on Form 10-Q for the period ended September 30, 2009. Due to these impairment charges, our combined fixed charges and preferred stock dividends exceed our pretax earnings from continuing operations, as adjusted by approximately $35.7 million.